Filed by Adobe Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adobe Inc.
Commission File No.: 000-15175
Date: September 16, 2022

This filing relates to the proposed merger of Figma, Inc., a Delaware corporation (“Figma”), with Saratoga Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Adobe Inc., a Delaware corporation (“Adobe”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe, Merger Sub I, Saratoga Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Adobe, and Figma.

CNBC Squawk on the Street
Shantanu Narayen Q3 FY22 Figma/Earnings Interview
September 15, 2022

Jim Cramer: Let’s bring in Adobe Chairman and CEO, Shantanu Narayen. I want to get right at it because you’ve got earnings that are solid, but you’ve got a deal that is going to, I think, transform the company because once again, you care about creativity, you care about wonderment, the mind, how people can change. Let’s talk about Figma and why it worth $20 billion.

Shantanu Narayen: Well, Jim, it’s always great to be on your show. And this is a really exciting and transformative day for Adobe. When you think about what’s happening in the world of collaborative creativity, it’s very clear that every single person has a story to tell. And when you think about the entire world of anybody who’s trying to create a mobile app, trying to create an interactive web experience, trying to do things that are exciting in terms of how they collaborate and ideate. We believe that the combination of Adobe and Figma is going to be one of these unique combinations that completely ushers in a new era of collaborative creativity.

Jim Cramer: Now, I know, as you know, I care passionately about your stock. And earlier, when the Fed started getting tight, your stock was at $700. It’s dropped now to like $330. This company you’re buying was valued at about $10 billion in June of last year. Now you’re paying $20. Can you rationalize what’s happening in the stock market versus what’s happening at Adobe?

Shantanu Narayen: Well, let’s talk about Adobe, Jim. You know, Figma is actually one of these rare companies that has achieved incredible escape velocity. They have a fabulous product that appeals to millions of people. They have escape velocity as it relates to their financial performance, and a profitable company which is very rare as you know, in SaaS companies. And while they are a rare company, the ability to put together that as well as a company like Adobe is even rarer in terms of how we can both harness as well as accelerate that business. So you know, from our perspective, when you think about it, from the perspective of shareholders, which was your question, we really believe that the combination, whether it’s creating this new world of creativity and productivity, it’s what we can do as it relates to accelerating creativity on the web, inspiring an entire new generation of designers and developers and stakeholders. It is going to be a great value for their shareholders as well as Adobe’s shareholders.
…
David Faber: You know, back to the deal itself. I mean, you bought back during this quarter 5.1 million shares, but now you’re going to be issuing a lot of shares to pay for this deal. I think it’s as much as half in stock, give your shareholders an idea of why that’s the composition of this deal. Why not, you know, all cash, particularly if you think the stock is cheap? I think he froze again, guys.
…

David Faber Yeah. You know what I think, we have Shantanu back. I think you heard my question, Shantanu. And so, I’d love the answer, you know, in terms of buying back stock, and now obviously issuing a lot of it. How do you tell your shareholders how you view your own stock?

Shantanu Narayen: Certainly, as it relates to the issuance of new stock, you are right that the transaction is approximately half in cash and half in stock. And the deal is really all about the top line and accelerating top line. You know, we’re an extremely profitable company. And what we have said is we have some aggressive goals in terms of being able to make this accretive in year three, which is rapid, as well as driving top line growth. So, you know, I think from the perspective of shareholders, what we’ve said is we will offset you know dilution while the transactions underway, but we believe that it rapidly actually enables us to accelerate our bottom-line EPS as well.

Jim Cramer: Now Shantanu, I just want to be sure, nobody has the pulse of how much business is being done, you’ve got it, you know what ecommerce looks like. I’ve got to be sure about this. Is there any sort of ecommerce slowdown or pushback you see right now?

Shantanu Narayen: Well, Jim, I think the way you have to think about ecommerce is first, what is directionally happening in the ecommerce business and that’s up into the right. I think as it relates to maybe the acceleration or the inflection that happened in ecommerce during the pandemic. Certainly, that’s going to slow down and mute a little bit. But we have said through the Adobe Digital Index report that actually when you think about it, month over month, we’re still adding billions in ecommerce, so there’s no question that directionally it continues to be extremely strong. Maybe the rate of growth given how largest become has been muted as it relates to the global ecommerce, but I don’t think that changes the fundamental secular trend in that business.

Jim Cramer: Well you’re true north as far as I’m concerned and you’ve created a lot of value. Shantanu Narayen. Thank you so much for coming to Squawk on the Street. And sorry about the start and stop.

Shantanu Narayen: Thanks again for having me on your show. I think this is the reason why we need a product like Figma for to enable online ideation and collaboration. Thanks again for having me on your show.

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Fortt Knox
Shantanu Narayen Figma Acquisition Interview
September 15, 2022

Jon Fortt: Shantanu Narayen, the man of the hour, the deal of the day, deal of the month. It might be the deal of quite a while. Adobe making a bid to buy Figma for $20 billion. Shantanu, I want to talk about the strategic aspect of this, which didn’t quite get to this morning on CNBC. Thanks for joining us there. This is I believe four times bigger price tag wise than your biggest deal up to this point. Tell me why strategically, this was so important for Adobe to do.

Shantanu Narayen: Well, John, it’s great to be back on your show. And since you know Adobe as well, you realize that our vision has always been to change the world through digital experiences and everything that’s happening with creativity and productivity, just, I think speaks to the increasing importance of digital in this era. As we thought about Adobe, our current business continues to be really strong. We posted some excellent results as it relates to our creative business who we saw this incredible transformative opportunity to really usher in a new world of collaborative creativity and to think about not just creativity but productivity. And we believe that the combination of Adobe and Figma really enables us to accelerate what each of the businesses were doing independently. I think more specifically, the four key aspects, as you asked strategically about what we can do, we can really transform the world of creativity and productivity. What Figma does with FigJam, what we’ve done with Acrobat and Adobe Express, just allows any individual to do everything from brainstorming and ideation to delivery or whatever piece of content that they want. We think this advances product design, and we know that every single device right now has a screen. And so, enabling people, the designers and the developers to participate in that development process is really always been the holy grail of computing. We think this accelerates the ability for Adobe to bring creativity to the web to all of our flagship imaging, illustration video products. And finally, we think it actually inspires the entire designer and developer community. So, we think this is strategically completely aligned with Adobe’s vision and we just believe that it accelerates both companies.

Jon Fortt: I want to ask more specifically about productivity because it’s such a big space and I want to know to what degree is this a potentially transformative acquisition? The way Macromedia was when Adobe bought it; Adobe has been more desktop publishing focused, Macromedia had been more digital publishing focus, bringing those two together really accelerated that move. Then the Omniture move really brought in digital marketing. I mean, you’ve been doing some productivity and team things within the Creative Cloud where you can sort of invite people to see what a designer is working on. But Figma really had more of a productivity layer, where you don’t have to be a creative necessarily to have a first-class experience. Is this an entirely new transformative area that Adobe is moving into to call on that frame? Or is it something different?

Shantanu Narayen: No, that’s absolutely right. John, in terms of how you’re thinking about it, and as you pointed out, both of those previous acquisitions that you talked about whether it was Macromedia, whether it was Omniture, we’ve really dramatically changed the aperture by which we looked at our ability to serve a broader set of customers. To your point, the future of work is something that everybody is talking about. I heard you earlier today to talk about your views on the hybrid work environment. And in this hybrid work environment, I think the biggest challenge that hasn’t been solved yet is the brainstorming and ideation when people are not in the same place at the same time, if there is one aspect of that, where technology hasn’t yet solved the problem, it’s brainstorming and ideation. And if you look at the FigJam product and what you can do, it really makes all meetings incredibly more productive. And then if you couple that with what we can do with Adobe Acrobat, where you know the Acrobat and Reader presence is available on every desktop. Now you can think about with every document with every presentation, you can suddenly have this ability to collaborate and collaborate in real time and whiteboard and ideate. And we just feel like combining creativity and productivity is really the Holy Grail and you know, we have this innovative set of products right now, that enables us to address it. So, I think both those moves were transformative. I would certainly use the word transformative or game changer for this one as well.

Jon Fortt: So, what kind of a roadmap and time horizon are you looking at for integration? You’ve done a remarkable job over the past several years, sort of standardizing tools and interfaces across various Adobe products. But part of what makes Figma, Figma is that its tools and its workflow are very different from Adobe. So, can you keep that separate? Can you have even a separate identity and subscription process within that product, but also integrate it to the level that you need to?

Shantanu Narayen: Well, first, John, you know, we have to wait as you know, until the deal gets all its approval process, but the ideas are already flowing. And the number of ideas that you hear from the product teams of what they can do together is really what makes this incredibly exciting. A couple of things to know first, the fact that Figma is on the web just makes it such a friction free environment, both for the on ramp as well as for the immediate productivity. Second, if you look at what Adobe has been doing, whether it’s with products like Acrobat on the web, or whether it’s what we’ve done with Adobe Express, we have completely re-engineered our products so that they’re accessible, both as composable within existing web experiences, and within other third-party applications as well. So, a lot of the work that we’ve done to make sure PDF is a first-class citizen, for example, in Teams or with Sign and what we’ve done really enables us to, I think, bring a much faster on ramp because the new buzzword is you know in the tech industry is all about do we have the right application interfaces to enable that. So, we already have a host of ideas. Figma has a host of ideas. I think we’ll start to work on making sure that we deliver that value in an expedited fashion, but I don’t really think that there’s any impedance mismatch in terms of how we’re looking at it. It’s actually completely aligned towards our vision of ensuring creativity and productivity on every surface.

Jon Fortt: So, what portion of Figma’s active and sort of monetized users will be net new to Adobe? I wonder if, it seems like most of the designers on Figma are probably Creative Cloud subscribers already. I just imagine, you know, maybe not deep into every product, but they’re probably using Photoshop and bringing assets from Creative Cloud into the Figma environment. But does this give you an opportunity to get some subscribers and paying subscribers who aren’t design centric, who aren’t already on Creative Cloud or no?

Shantanu Narayen: We really think that while Figma already has 10s of millions of people who’ve tried their software and we certainly have hundreds of millions of people who have used Adobe, it’s really the adjacency and the ability to target a much broader set of customers that’s exciting. Let’s talk about developers; Figma has this incredible base of developers and extension providers who are actually dramatically expanding that platform. The ability for us to make sure that Photoshop and our other creative products also work seamlessly with developers, that’s a huge expansion opportunity. Stakeholders, much like we did with Frame.io when we bought a collaboration piece and enable anybody involved in the video process to participate. We think we have the same opportunity with product design. And so, this incredible set of stakeholders that are used either in the ideation or in the approval of any creative process, now they can be part of Adobe. Think about whiteboarding, the ability for us to have this whiteboarding as part of Adobe Express and even allow a K-12 student to be able to come in and act as if they are doing the same thing that they would do on a physical board electronically in this new hybrid environment. So, I think the broad set of customers that we can both attract from Adobe to Figma and from Figma to Adobe it really gives us a lot of upward headroom, in terms of customers that we can target.

Jon Fortt: If I recall this correctly, 6 million RSUs, vesting over four years are part of this deal, which says to me, retention. So, what sort of confidence do you have that the cofounders of Figma intend to stay? And what sorts of guarantees are you building in that they’re going to be able to maintain the sort of flexibility and nimbleness that tends to be so important to founders?

Shantanu Narayen: Well, I’ve known Dylan for many years and in my multiple conversations with him over the years, it’s been clear to me that he is an incredible unique talent who has this real passion for impacting design, for impacting productivity. And at the end of the day, it is his vision also in terms of being able to accelerate what he was set out to do that makes it so attractive to be part of Adobe. I think jointly we have this unique opportunity that neither one of us had alone and so I think it really is about the excitement of the future that we believe will be key to, you know, making sure not just Dylan, but all of the existing Figma employees, and equally importantly, all of the Adobe employees where, you know, position does so well. It’s a combination of that where magic happens. We’ve had a great track record of that. When you think about what we did with Macromedia, or what we did with Omniture is one thing we really care about its people and culture and the cultural fit was very high, which also gave us a lot of confidence that this was not just right, strategically, but that we could execute against the vision.

Jon Fortt: I was just out West less than two days ago, took a red eye back yesterday and talked to some other software industry CEOs and all I kept hearing was that in this environment of transformation, which Adobe is certainly a part, the sales pitch, as times get tougher, is you can rip out some of what you got and use this process this product instead it’s going to make you more efficient. It’s not so much about customers having the ability to spend more. They’re spending differently. What’s the rip and replace sort of argument for Adobe combined with Figma? And yes, of course, pending regulatory approvals, and all of that. But what process is this going to make better? What does this replace?

Shantanu Narayen: I think this is an additive opportunity and a real opportunity to make the internet and meetings and creativity as we know it today, fundamentally a team sport. And if you think about how teams really collaborate, anything that you can do to improve creativity and collaboration, I think brings immediate value. And so I think it actually capitalizes on this incredible trends that we have, in terms of hybrid work, it’s a product that’s right for that and anticipate that and from my point of view, rather than a rip and replace, it’s a very quick additive and, you know, low friction that I think gives us a lot of confidence that we’ll be able to attract 10s of millions to the platform. I think to your other point in terms of why now. Acting from a point of strength is something that Adobe has always done. Our business continues to be really strong. We have these incredible growth vectors as you’re aware of what’s happening with 3D and immersive. What’s happening with video collaboration, what’s happening with Adobe expressing on the enterprise side, what we’re doing with our digital experience solutions. And so, I can think great companies always look at it and say, “are we using these times to really position ourselves for the next few decades and so I think it does a good job.” Why now? This is a unique opportunity. And when this presented itself, I think it behooves great companies to act upon it.

Jon Fortt: To what degree does this bring you into closer competition with your good friends and partners over at Microsoft and assume that they’re big Figma users. They’re also going to make a lot of money off of productivity software, which is an area where Adobe itself hadn’t been as positioned in the past. If this goes through, you’re going to be a lot more positioned in that area where Microsoft also makes money does that mean you manage that relationship?

Shantanu Narayen: I think it’s entirely complimentary. And if you think about what they have done with products like Teams, anything that can happen much like we have done in terms of integrating Acrobat with Teams and integrating the same workflow with Teams. They have this vision, whether it’s Teams or whether it’s Microsoft Edge, which is their web browser, to make them platforms. And Microsoft has always had a strategy of saying, the more developers can extend their core platforms to provide value. It only further solidifies their platform. So, I actually think that the opportunities to collaborate with them, it’s a massive market. This is trillions of dollars of software, in terms of productivity, so there may be a little bit of overlap. But you know, we look forward to actually just focusing on the customer, and as long as you’re focusing on the customer and delivering value. I think that’s the most important thing that both Microsoft and Adobe share as a fashion.
…
Jon Fortt: Shantanu Narayen, CEO of Adobe talking about this planned acquisition of Figma for $20 billion; Adobe’s biggest ever. Thanks joining me for this Fortt Knox update.

Shantanu Narayen: Thanks for having me, Jon. Always a pleasure.

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Bloomberg Technology
David Wadhwani and Dylan Field Figma Acquisition Interview
September 15, 2022

Emily Chang: Let’s get back to that Adobe deal to buy software design startup Figma. This deal valued at $20 billion is the biggest ever takeover of a private software company. I want to bring in Figma’s Co-Founder and CEO Dylan Field now as well and Adobe’s President of the Digital Media Business David Wadhwani for more on this historic deal, exclusive interview. Dylan, kind of the Silicon Valley dream coming true here. You stick with your initial idea, you develop it for a decade, you sell it for billions of dollars. There are still people out there asking, $20 billion? What do you think is the potential here and why is Figma worth $20 billion?

Dylan Field: Well, first of all, I just want to give a giant shout-out and thank you to the Figma team.
I am on this interview today and there’s so many other people that have been involved in the success of Figma along the way, past Figmates, current Figmates, and I want to thank all of them. Of course, this is about moving forward now and how much potential there is in a combined Figma-Adobe combo. And we really believe there’s such potential here whether it’s looking at Figma and thinking about how we can accelerate our efforts with FigJam through Adobe Acrobat and their giant installed base and their productivity case there. Whether it’s about the Figma design platform today, and how we can bring capabilities from Adobe in. Whether it be imaging, vector illustration, video, 3D or more. Or it’s thinking outside the box of where we’re currently at, thinking about developers and thinking about markets we’re not serving and were not planning to serve, such as creatives. And thinking about how do we bring the capabilities of Adobe onto the Figma platform and make it so that creatives are able to have more collaborative workflows, make those workflows web-based, and make it so that creativity, design and software development are more accessible to more people. We’re truly excited about what can become possible there and our combination with Adobe.

Emily Chang: David, we all thought we were in a downturn and here you are doing a $20 billion deal. The stock had kind of a rough day as investors digested the number here. What’s your response to that?

David Wadhwani: We at Adobe, we’re entering our 40th year and we continue to be very aggressive about the opportunities that we seek. If you look at the opportunity had and what Dylan and the amazing team at Figma have built, they’ve built a company that’s basically going to add $200 million of ARR this year, crossing $400 million by the end of the year, and addressing a TAM that is $16.5 billion. And when you put it in the context of the efficiency of the business, cashflow positive, with a net dollar retention rate of over 150%, there are very few companies with that profile. And in the context of what we see and some of the things Dylan talked about when we look ahead and the synergies we can do to accelerate Figma’s move into that $16.5 billion TAM to accelerate what we do in terms of our core creative flagship applications. We imagined with the technology running on top of the Figma platform. And when you think about it in the context of how Dylan was talking about with FigJam and Acrobat really coming in at the cross intersection of creativity and productivity. We think that the market opportunity here is massive. And this was a great time to make that play.

Emily Chang: Dylan, there was a great tweet from Ruben Harris, another startup entrepreneur out there. He compared Figma to Instagram. Well, if you think about it that way, you hear the numbers that David just rattled off. You’re cashflow positive. You could have gone public as soon as the window opened. Why sell? Why not try to build your own $150 billion company and go public on your own terms?

Dylan Field: Yeah, I mean, first of all, we’re super thankful that we had the ability to control our own destiny here. But at the end of the day, we have to think about our community, we think about the impact that we can have and what timeline we can have the impact on. And we believe that this accelerates the impact we can have, that this broadens the impact we can have. And by leveraging and utilizing the expertise of Adobe, the capabilities, the technology they built, as well as the amazing people they have and they’ve attracted over the past three decades, we think that we’re able to basically scale the impact we have beyond just design and move into new areas and be able to have more impact faster. And that’s why we’ve done this deal.

Emily Chang: David, I know you were the architect of this deal and you also sold a couple of companies including one to Adobe in your earlier days. What kind of advice did you give Dylan through this process? You know, personal advice is in the best interest of you know, Figma and his company and not necessarily the company that you work for now?

David Wadhwani: Yeah, well, I think I look at it as a shared common interest and shared objective view. So you know Dylan and I have known each other for a few years and we started having these conversations in earnest a few months ago. Having gone through this process being acquired as part of Macromedia to Adobe, the things I know are if you have shared purpose, if you have a shared passion, and you have a clarity in terms of how you’re going to actually operate and go after the market, great things will happen because there’s so much that we have in common in terms of how we want to approach the market. And Dylan and I have been very clear in terms of how we’re planning to run this. Dylan will remain CEO of Figma and he and I will be working very closely to make sure that the decisions that he makes with the autonomy that he needs to keep the things that are special about Figma special, combined with the things that we can do surgically to accelerate the business, accelerate our technology vision, and accelerate movement into new markets. That’s really the foundation and the most important thing. And we talked a lot about this through the process, is shared vision and trust. And I certainly have a tremendous amount of respect for what Dylan and the team has done. And I think he knows me well enough that he knows that I’m a person of my word, and we’re going to do great things together.

Dylan Field: It’s mutual and it has really helped that we were fused prior as well.

Emily Chang: Dylan, you know, Figma was making Adobe sweat. What’s it going to be like joining your competitor and how do you preserve the culture of the Figmates, as you say?

Dylan Field: Yeah, well, first of all, the more that we learned about Adobe, the less we thought about them as a competitor honestly. Again, we’re over here in the product design and product and software creation space. And Adobe is largely in the marketing space when it comes to digital media. And so we really see this as a way to broaden our opportunities. And also you know, the more that we got to know Adobe, the more we saw a shared vision, shared purpose, shared values, like David referenced. At Figma, one of our values is build a community. Another one is craftsmanship. These are values that Adobe has in spades, and because of the autonomy and the ability to continue to build our culture, our team, we really think that will be able to continue to accelerate our culture. And I’m very excited to explore what this acquisition means for the team and figure out how we can have even more impact on our community and our ecosystem. For me, I grew up using Adobe software and so the chance to help Adobe think about the next generation of creative tools and how they are used collaboratively and what they mean in a web browser context, that’s a dream come true. And I’m really excited for this.

Emily Chang: Alright, Figma Co-founder and CEO Dylan Field, along with Adobe’s President of the Digital Media Business, David Wadhwani – thank you both for sharing both sides of it.

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Adobe and Adobe Officer Social Media

Dana Rao • 2nd

General Counsel, Chief Trust Officer, Executive Vice-Pr...

28m •

+ Follow

We are really excited today to announce our intent to acquire Figma. Together, we have the opportunity to empower creators, designers, and developers alike in a new era of collaborative creativity. And over time, taking our core offerings to the web will democratize access to creativity and enable millions of people to tell their stories and express their ideas with easy to use, accessible solutions. This is great for consumers, innovation, and the industry. And for me personally, the opportunity to build new creative productivity offerings that allow us non-creative professionals to express ourselves artistically (or at least with something more inspiring than a bullet point list) is exciting news!

Key info:

Announcing Adobe's intent to acquire Figma

adobe.com • 4 min read

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Figma Officer Social Media

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Figma Employee Equity FAQs

This overview contains important information about the terms of the definitive agreement between Adobe and Figma and the implications for Figmates’ equity.

●	What happens to existing awards or shares today?
○	Prior to the closing, nothing will change for any awards already granted or shares outstanding. Changes will only occur at the close date. See your existing equity holdings on Shareworks here.

●	Will Figma continue to grant equity awards for the team between now and the close?
○
Yes, we will continue to issue new restricted stock units (RSUs) to Figmates under our existing approach to new hires, refreshes and promotions, but with one new vesting requirement that we have to make for tax purposes – they will be subject to your continued employment through the close of this transaction in order to vest in any portion of the award. We have generally granted RSUs quarterly, in February, May, August and November, and our last grant date was on May 27, 2022. Because of this transaction with Adobe, we did not approve any grants in August. If you haven’t received your new hire, refresh or promotion RSU award that has been promised to you, we expect to grant it to you by the end of October. We will reach out to you shortly after we grant the RSU award.

●	How do I tell what portion of my Figma equity is vested and outstanding at close?
○	For option holders, “vested and outstanding Figma equity award” means any unexercised options earned under your vesting schedule (the full vesting period is generally 4 years) as of the closing date.
○	For RSU holders, “vested and outstanding Figma equity award” means any RSUs earned under your time-based vesting schedule (the full vesting period is generally 4 years) as of the closing date.
■	If you are granted new RSUs prior to the close, then they will be subject to your continued employment through the close of this transaction in order to vest in any portion of the award.
○	Please see Shareworks for vesting details and terms for all of your Figma equity awards.

●	What will happen to my vested Figma shares (from previously exercised options) at the close?
○
You are entitled to receive, promptly following the close, in respect of each Figma share you hold, $22.4795 in cash (subject to customary purchase price adjustments) and 0.045263 shares of Adobe stock, which represents ~58% cash and ~42% Adobe shares valued based on a $377.836 Adobe price per share (the actual value mix will fluctuate based on the Adobe share price at the close).

●	What will happen to my “vested and outstanding Figma equity awards” at the close?
○
Within 30 days after the transaction closes, you are entitled to receive, in respect of share of Figma stock underlying each of your vested and outstanding Figma RSUs and Figma options, $22.4795 in cash (subject to customary purchase price adjustments and less the applicable exercise price in the case of options) and 0.045263 shares of Adobe stock, which represents 58% cash and ~42% Adobe shares valued based on a $377.836 Adobe price per share (the actual value mix will fluctuate based on the Adobe share price at the close). In general it is expected that taxes will be withheld ratably from the cash and stock payments in respect of your vested Figma equity awards.

○	Illustrative Example: Vested RSU (assumes no purchase price adjustment to cash)
■	You hold 5,000 Figma time-vested RSUs as of the close.
●	Vested RSU Cash consideration: 5,000 Figma RSUs * $22.47950 = $112,397.50
●	Vested RSU Stock consideration: 5,000 Figma RSUs * .045263 stock exchange ratio = 226 Adobe shares
●	You will receive $112,397.50 and 226 Adobe shares, in each case, subject to applicable tax withholding (which will reduce the amount of cash and number of shares actually delivered to you)
○	Illustrative Example: Vested and Unexercised Option (assumes no purchase price adjustment to cash)
■
You were granted 10,000 options at an exercise price of $0.34 per share. You are vested in a total of 5,000 options as of the close, of which you exercised 2,000, so that means you have 3,000 vested and unexercised options.

■	So, as to the vested and unexercised portion of the option:
●	3,000 * ($22.4795 - $0.34) = $66,418.50
●	3,000 * .045263 = 135 Adobe shares
●	You will receive $66,418.50 and 135 Adobe shares, in each case, subject to applicable tax withholding (which will reduce the amount of cash and number of shares actually delivered to you)
○	Illustrative Example: Vested Shares resulting from previously exercised options (assumes no purchase price adjustment to cash)
■	You hold 5,000 Figma vested shares related to a stock option exercise as of the close.
●	Vested share Cash consideration: 5,000 Figma shares * $22.47950 = $112,397.50
●	Vested share Stock consideration: 5,000 Figma shares * .045263 stock exchange ratio = 226 Adobe shares
●	You will receive $112,397.50 and 226 Adobe shares

●	What happens to my unvested Figma equity at closing?
○
Shortly after the close, unvested Figma options and RSUs will convert entirely into Adobe RSUs and unvested Figma shares will generally convert to unvested Adobe shares, in each case, based on a fixed exchange ratio equal to * 0.106319.

■
Any Figma unexercised and unvested options will become Adobe RSUs – which will mean that you will receive Adobe shares following vesting, rather than having to exercise; because Adobe is a public company.

■	Any Figma RSUs will also become Adobe RSUs.
■
Any unvested Figma shares (that were issued upon early exercise of an ISO or for which an 83(b) election was filed) will become Adobe restricted shares (RSAs). Unvested shares means shares that are still subject to a vesting schedule and Adobe will have a right to repurchase these shares if you exit and do not earn these shares.

■	You will continue to vest into your unvested equity package on the same or no less favorable remaining vesting period– the only difference is that you will be vesting into Adobe shares.
○	Example: Unvested RSU Conversion
■
You were granted 10,000 RSUs and immediately before the transaction closed, you had earned 5,000 RSUs under the 4 year time-based vesting schedule. This means you only had 2 more years left to fully vest in the award.

●	5,000 Figma unvested RSUs * exchange ratio = Adobe RSUs
●	5,000 Figma RSUs * .106319 = 531 Adobe RSUs
●	You will receive 531 Adobe RSUs which will vest over 2 years, pursuant to the original vesting schedule applicable to your corresponding Figma RSUs.

○	Example: Unvested Option Conversion
Note that we stopped granting stock options after March 31, 2020.
■
You were granted 10,000 options with a per share exercise price of $0.34 and as of the close, you had vested in 8,750 options and held 1,250 unvested options. You only had 6 months left to vest in these 1,250 options.

●	1,250 unvested options (reduced by number of shares with a value equal to exercise price) * exchange ratio = Adobe RSUs
●	1,239 net unvested options * 0.106319 = 131 Adobe RSUs
○	1,250 unvested * $0.34 = $425 exercise cost
○	$425 / $40.1711 = 10.5795 options due for exercise cost
○	1,250 unvested options - 10.5795 options due for exercise cost = 1,239 net unvested options.
●	You will receive 131 Adobe RSUs which will vest over the remaining 6 months, pursuant to the original vesting schedule applicable to your Figma RSUs.
○	Example: Unvested Share Conversion
■
You were granted 10,000 options on March 31, 2020 and early exercised as to all 10,000 options at a $0.34 exercise price per share (and filed an 83(b) election). Immediately before the close, you had vested in a total of 8,750 shares based on the 4 year vesting schedule and have a remaining vesting period of 6 months.

●	Unvested shares: The 1,250 unvested shares (10,000 early exercised less 8,750 vested shares) will be converted into Adobe restricted shares (RSAs) based on an exchange ratio.
○	1,250 unvested shares * exchange ratio = Adobe shares
○	1,250 * 0.106319 = 132 Adobe restricted shares, for which you will be obligated to file a new 83(b) election if your original options were non-qualified options (NSOs)
○
You will receive 132 Adobe restricted shares that will vest over 6 months. If you leave before the 6 months, Adobe will have the right to repurchase these restricted shares at the original purchase price per share divided by the exchange ratio (i.e., $0.34 / 0.106319 = $3.20 per Adobe share).

●	What is the fixed equity award exchange ratio? How is it calculated?
○
The exchange ratio is used to convert Figma unvested equity to Adobe equity. It was calculated by dividing the Figma per share price in the deal (measured at signing), by Adobe’s trailing 10-day average closing price as of September 13, 2022.

■	Exchange ratio = Per share value at signing / Adobe’s trailing 10-day average closing price as of September 13, 2022
■	Exchange Ratio = $40.1711 / $377.836
■	Exchange Ratio = 0.106319

Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction.  The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations.html or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

* * * * *

Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction. The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.